300 North LaSalle Street Chicago, Illinois 60654
James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

September 26, 2011

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Allegretto

    Chris Chase

    Robyn Manuel

    Mara Ransom

    Tony Watson

Re:	CDW Corporation

  Registration Statement on Form S-4

  Filed July 15, 2011

  File No. 333-175597

  Form 10-K for the Fiscal Year Ended December 31, 2010

  Filed March 4, 2011

  File No. 333-169258

Ladies and Gentlemen:

CDW Corporation, a Delaware corporation (“Holdings”), CDW LLC, an Illinois limited liability company (“CDW”), CDW Finance Corporation, a Delaware corporation (“CDW Finance”), CDW Direct, LLC, an Illinois limited liability company (“CDW Direct”), CDW Government LLC, an Illinois limited liability company (“CDW Government”), CDW Logistics, Inc., an Illinois corporation (“CDW Logistics”), and CDW Technologies, Inc., a Wisconsin corporation (“CDW Technologies” and, together with Holdings, CDW, CDW Finance, CDW Direct, CDW Government and CDW Logistics, the “Registrants”), have today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”).

On behalf of the Registrants, we are writing to respond to the comments raised in the letter to the Registrants, dated August 12, 2011, from the staff of the Commission (the

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September 26, 2011

“Staff”). The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-4 filed with the Commission on July 15, 2011. Where applicable, we have also referenced in the Registrants’ responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Please note that, as a result of revisions made in the Amendment, some page references have changed. The page references in the comments refer to page numbers in the Registration Statement on Form S-4 filed with the Commission on July 15, 2011, while the page references in the responses refer to page numbers in the marked copy of the Amendment.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Registration Statement on Form S-4

General

1.	We note that you are registering the offer of the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Registrants have provided the Staff with a supplemental letter stating that they are registering the offer of the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988), and its progeny.

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: In response to the Staff’s comment, the Registrants confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

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September 26, 2011

3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3) under the Exchange Act of 1934.

Response: The Registrants confirm that the offer will remain open at least through midnight on the 20th business day. Corresponding changes have been made to the front cover page of the Prospectus, as well as pages 9, 10, 42, 43, 44 and 46 of the Prospectus, pages 1 and 12 of the Form of Letter of Transmittal and page 1 of the Form of Notice of Guaranteed Delivery.

Prospectus Summary, page 1

4.	We note your disclosure of Adjusted EBITDA. Please revise your disclosure here and throughout the prospectus where Adjusted EBITDA is presented to clearly identify the measure as a non-GAAP financial measure, and disclose net income or loss with equal or greater prominence. In addition, please include a cross reference to the disclosures required by Item 10(e) of Regulation S-K where you disclose Adjusted EBITDA and all of the required disclosures are not provided. Where Adjusted EBITDA is presented as a measure of your liquidity, or in the context of discussing your liquidity, disclosure of all three major categories of the statements of cash flows should also be provided.

Response: In response to the Staff’s comment, the Registrants have revised their disclosure to clearly identify Adjusted EBITDA as a non-GAAP financial measure on pages 1, 6, 13, 23, 56, 79, 87, 103, 127 and 199 of the Prospectus. The Registrants have also disclosed net loss with equal prominence to Adjusted EBITDA on pages 1, 6, 13, 23, 87, 127 and 199 of the Prospectus.

The Registrants have included cross-references to the disclosures required by Item 10(e) of Regulation S-K where they present Adjusted EBITDA and all of the required disclosures are not provided.

Throughout the Prospectus, the Registrants present Adjusted EBITDA primarily to provide helpful information with respect to their operating performance. However, Adjusted EBITDA is presented in the context of discussing liquidity in footnote (4) of the “Summary Historical Financial Data” table on pages 17 and 18 of the Prospectus, in footnote (5) of the “Selected Historical Consolidated Financial and Operating Data” table on pages 53 and 54 of the Prospectus, and in the discussion of the covenants of the Term

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Loan Facility on page 79 of the Prospectus in the section entitled “Liquidity and Capital Resources.”

In presenting Adjusted EBITDA in the context of discussing liquidity, the Registrants believe that they also present, consistent with the Staff’s comment, all three major categories of the statements of cash flows. Please see the “Summary Historical Financial Data” table on page 16 of the Prospectus, the “Selected Historical Consolidated Financial and Operating Data” table on page 52 of the Prospectus, and the discussion beginning on page 74 of the Prospectus in the section entitled “Liquidity and Capital Resources” for the presentation of those three measures.

The Registrants also provide or explicitly reference a reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities in all three instances in which it is presented as a liquidity measure. Please see footnote (4) of the “Summary Historical Financial Data” table on page 18 of the Prospectus, footnote (5) of the “Selected Historical Consolidated Financial and Operating Data” table on page 54 of the Prospectus, and the cross-reference on page 79 of the Prospectus in the section entitled “Liquidity and Capital Resources.”

Our Competitive Strengths, page 2

5.	Please balance your strengths disclosure beginning on page two with a discussion of the principal competitive challenges or risks facing the company. In this regard, we note that your Risk Factors discussion has not been presented with equal prominence. This comment also applies to the discussion of your strengths beginning on page 86 of your filing.

Response: In response to the Staff’s comment, the Registrants have added an overview of risks under the captions “Summary—Our Business—Risk Factors” (on page 4 of the Prospectus) and “Business—Risk Factors” (on page 91 of the Prospectus), in each case so that these disclosures would follow the discussions of competitive strengths and business strategies and balance the overall disclosure.

Summary of Terms of the Exchange Notes, page 13

6.	Please revise your discussion of “Ranking” to quantify the various amounts of debt that are referred to here.

Response: In response to the Staff’s comment, the Registrants have revised the discussion of “Ranking” on page 15 of the Prospectus to quantify the various amounts of debt that are referred to therein.

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Summary Historical Financial Data, page 16

7.	You disclose that Adjusted EBITDA is a measure defined in your Senior Credit Facilities. If you present Adjusted EBITDA as a non-GAAP liquidity measure because the covenant represents a material term of the credit facilities, please tell us your consideration of disclosing the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. If the covenant is not a material term of the credit facilities, please note that the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K regarding charges or liabilities that are required to be cash settled would apply to your disclosure of Adjusted EBITDA as a non-GAAP liquidity measure. As such, please tell us why you believe you have complied with this exclusion given that it appears certain of the adjustments to arrive at Adjusted EBITDA required or will require cash settlement. Refer to Question 102.09 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The senior secured leverage ratio requirement is a material component of the Term Loan Facility. The senior secured leverage ratio is defined as the ratio of senior secured debt (including amounts owed under certain inventory floorplan arrangements and capital leases) less cash and cash equivalents, to Adjusted EBITDA for the most recently ended four fiscal quarters.

In response to the Staff’s comment, the Registrants have revised the disclosure regarding this material covenant on page 79 of the Prospectus to outline the ratio required for compliance with the covenant, as well as the actual and reasonably likely effects of compliance or non-compliance with the covenant on the Registrants’ financial condition and liquidity.

Risk Factors, page 19

Risks Relating to Our Business, page 27

8.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate the following generic risks or revise them to state specific material risks to your company or to the purchasers in this offering:

•	We may have higher than anticipated tax liabilities, (page 32)

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September 26, 2011

•	We may not be able to protect our intellectual property adequately…, (page 32) and

•	We are exposed to risks from legal proceedings and audits (page 33).

Response: In response to the Staff’s comment, the Registrants have eliminated the following risk factors from the Prospectus:

•	We may have higher than anticipated tax liabilities; and

•	We may not be able to protect our intellectual property adequately. . . .

In response to the Staff’s comment, the Registrants have also revised “We are exposed to risks from legal proceedings and audits” on page 33 of the Prospectus to address the specific material risks to the Registrants, including risks relating to the audit rights of various vendor partners and large customers and intellectual-property-related risks relating to the broad range of technology products offered by the Registrants.

If we lose any of our key personnel . . ., page 30

9.	Please revise this risk factor to be more specific to your company and explain why you face this risk. For example, identify any key personnel to which you are referring and state they are nearing retirement or are expected to cease employment for any other reason.

Response: In response to the Staff’s comment, the Registrants have revised the risk factor on page 30 of the Prospectus.

Exchange Offers, page 42

Expiration Date; Extensions; Amendments, page 43

10.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: In response to the Staff’s comment, the Registrants have revised page 43 of the Prospectus to disclose that, in the event of a material change in one or more of the offers, including the waiver of a material condition, the Registrants will extend the offer period if necessary so that at least five business days remain in the offer(s) following notice of the material change.

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Conditions, page 46

11.	We note your first paragraph under the subheading “Conditions” on page 46. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response: In response to the Staff’s comment, the Registrants have revised pages 46 and 47 of the Prospectus to clarify that all conditions to the offers must be satisfied or waived at or before the expiration of the offers.

12.	We note that you may determine in your “sole judgment” whether your offer conditions, beginning on page 46, have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response: In response to the Staff’s comment, the Registrants have revised pages 46 and 47 of the Prospectus and page 12 of the Form of Letter of Transmittal to remove references to the Registrants’ “sole judgment” in determining whether the offers’ conditions have occurred or been satisfied, in favor of an objective standard for such determination.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Results of Operations, page 57

13.	In light of your disclosure on page F-32 that management evaluates the performance of each reportable segment on the basis of Adjusted EBITDA as the primary metric for measuring segment profitability, please tell us why the discussion of your results of operations by segment is based on income (loss) from operations as opposed to Adjusted EBITDA.

Response: The Registrants’ Chairman/CEO, who functions as the Registrants’ Chief Operating Decision Maker (“CODM”) as that term is defined in ASC 280-10-50, regularly reviews both segment Income (Loss) from Operations and Adjusted EBITDA for use in allocating resources to and assessing the performance of the segments. Both of these metrics form the basis for the Registrants’ method of measuring segment profitability in the monthly financial package reviewed by the CODM. As noted in ASC 280-10-50-28, if the CODM uses more than one measure of a segment’s profit or loss, the reported measures shall be those most consistent with those used in measuring the

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corresponding amounts in the consolidated financial statements. The Registrants have, accordingly, disclosed Income (Loss) from Operations as the measure used in assessing segment profitability most consistent with the corresponding GAAP measure, and discussed these results within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Registrants have revised the disclosure on pages F-31, F-32 and F-60 of the Prospectus as follows (additions underscored):

“The Company allocates resources to and evaluates performance of its segments based on net sales, income (loss) from operations and Adjusted EBITDA … However, the Company has concluded that income (loss) from operations is the more useful measure in terms of discussion of operating results as it is a GAAP measure.”

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 57

Net Sales, page 57

14.	Please expand your Net Sales disclosure beginning on page 57 to describe the factors that management believes led to the increase in your total net sales, the growth in your Corporate segment and the decline in your Public segment sales. We note that you attribute the growth in your Corporate segment to an increase in hardware unit volume growth, but you provide no explanation of the factors that management believes caused this increase in hardware volume growth. Similarly, you state that the decline in your Public segment net sales was “driven by a decline in net sales to Federal government customers,” but again you provide no explanation of the factors that management believes led to this decline. Please review all of the disclosure within Management’s Discussion and Analysis and apply this comment accordingly. For guidance, please refer to Securities Act Release No. 33-8350 (Effective December 29, 2003).

Response: The Registrants have expanded the Net Sales disclosure in the Prospectus to describe the factors that management believes led to the increase in total net sales, the growth in the Corporate segment (including the growth in hardware unit volume) and the decline in Public segment sales (including the decline in net sales to Federal government customers).

In response to the Staff’s comment, the Registrants have reviewed all of the disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and revised their disclosure on pages 58, 59, 64, 69 and 70 of the Prospectus. For example, the Registrants added the following disclosures to the “Results of Operations” discussions for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009 (additions underscored):

With respect to the Corporate segment for the six months ended June 30, 2011, the Registrants added: growth in hardware sales unit volume was “most notably in notebook/mobile devices, as we continued to benefit from increased demand from our Corporate customers

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as the economy has improved.” With respect to their Public segment, the Registrants added the decline in net sales to Federal government customers for the six months ended June 30, 2011 compared to the prior year period was “due to negative trends in Federal government spending as a result of budget uncertainty.” The Registrants similarly revised the 2009 disclosures to state, for example, that “[s]ales of hardware products to our Corporate segment customers were negatively impacted by the widespread recession beginning in late 2008 and continuing through 2009, which resulted in overall weak customer demand.” Further, with respect to the Public segment, the Registrants added that “the growth in government net sales was driven by an increase in large orders (defined to be in excess of $100,000) of 33.0% between years to our Federal customers, primarily within civilian. While state and local government sales declined 10.4% between years, Federal sales increased 28.2%, which primarily reflected an increase in large customer orders related primarily to hardware data storage/drives.”

Similarly, with respect to the Corporate segment for 2010, the Registrants added: “[t]hese increases were driven by hardware unit volume growth, most notably in notebook/mobile devices and desktop computers, as we benefited from increased demand during 2010 from our Corporate segment customers who had generally postponed spending on information technology in 2009 as a result of the economic downturn.” Further, the Registrants added: “[w]ithin our Public segment, sales to government customers increased 7.7% between years, but at a lesser rate than other channels, as Federal sales in 2009 included a relatively high volume of large one-time orders.”

The Registrants have also expanded the gross profit discussion for the six months ended June 30, 2011 to state, for example: “[g]ross profit margin increased 60 basis points between years, primarily due to favorable price/mix changes within product margin across most product categories of 30 basis points, and a higher mix of commission revenue and net service contract revenue as a proportion of net sales of 20 basis points.” The Registrants have similarly quantified the disclosures for 2010 and 2009 with respect to changes in gross margin in terms of basis point changes for significant variances.

Executive Compensation, page 99

Market Comparisons, page 99

15.	Please specifically identify the “technology industry survey of approximately 1,000 companies” that you reference in the second full paragraph on page 100.

Response: As requested by the Staff, the Registrants have identified the technology industry survey on page 102 of the Prospectus.

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Annual Cash Incentive Awards (Senior Management Incentive Plan), page 101

16.	Please revise the second table on page 102, which discloses your SMIP payouts for 2010, to include a column disclosing each Named Executive Officer’s SMIP bonus target upon which the payouts are based. In doing so, please disclose how you determined these amounts. See Item 402(b) of Regulation S-K.

Response: The Registrants have revised the table on page 104 of the Prospectus to add a column indicating the SMIP bonus target for each Named Executive Officer (each, an “NEO”). Disclosure regarding the manner in which the SMIP bonus targets were set for NEOs in 2010 is included in the second paragraph under the heading “Annual Cash Incentive Awards (Senior Management Incentive Plan)” on page 103 of the Prospectus. Specifically, that paragraph includes disclosure regarding (i) the Registrants’ goal of providing above-market median total cash compensation for performance above market growth rate expectations, (ii) the Registrants’ reliance on the SMIP to provide a significant component of total target cash compensation given that NEO base salary levels have historically been below the 50th percentile of the market data, (iii) whether the SMIP target level for each NEO was raised during 2010 and (iv) the percentage of target cash compensation that was represented by the SMIP target awards for the various NEOs.

17.	We understand that your 2010 Senior Management Incentive Plan payouts were based on your Adjusted EBITDA performance goal. Please revise to disclose your 2010 Adjusted EBITDA performance goal. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 103 of the Prospectus to include the Adjusted EBITDA performance goal used in determining 2010 SMIP payouts.

18.	Please also tell us how you assess the company’s market share performance for purposes of adjusting the amounts paid. We note footnote (2), however, please provide greater detail to explain how the market share data you utilized caused the payout percentage to increase in 2010.

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Response: The role that market share performance played in determining the amount of SMIP bonus payouts for 2010 is described on pages 103 and 104 of the Prospectus. As described there, the Registrants’ performance relative to the market influenced payouts for 2010 under the SMIP. For example, as illustrated in the table on page 104 of the Prospectus, if the Registrants achieved Adjusted EBITDA performance at the maximum performance level and market share grew, then each participant was eligible to receive a bonus payout equal to 200% of such participant’s SMIP target. However, if the Registrants achieved Adjusted EBITDA performance at the maximum performance level and market share remained constant or declined, then each participant was eligible to receive a bonus payout equal to 180% of such participant’s SMIP target. For 2010, the Compensation Committee determined that the Registrants’ market share grew.

In making its determination regarding market share performance during 2010, the Compensation Committee considered information from industry surveys and reports and from competitors’ Commission filings and other publicly-available information. With respect to industry surveys, the Compensation Committee reviewed the Raymond James IT Supply Chain Demand Survey for North American Distribution and for IT Sales Through Commercial and Government Resellers, the IDC Worldwide Black Book, the Forrester US Tech Industry Outlook, the Gartner Market Databook and the Goldman Sachs IT Survey. With respect to information from Commission filings and other publicly available information, the Compensation Committee reviewed the Registrants’ performance against the weighted average 2010 versus 2009 net-sales growth for a composite of four resellers and a composite of four technology distributors and/or manufacturers.

After assessing these data, the Compensation Committee determined that the Registrants had gained market share during 2010. This conclusion then had an impact on payouts under the SMIP, as illustrated by the table on page 104 of the Prospectus and the paragraph that follows the table.

19.	Please explain why you determined to grant special performance bonuses of $10,000 to certain of your named executive officers under the SMIP. We note your indication in footnote (5) on page 105 that these amounts were “based on EBITDA results for 2010,” however, so were the larger amounts granted under this plan.

Response: After it became apparent that the Registrants were going to meet the Adjusted EBITDA target for the year under the SMIP, it was determined that an additional incentive for a number of coworkers, including Ms. Ziegler, Mr. Eckrote and Ms. Leahy, was appropriate to continue to focus their attention on driving Adjusted EBITDA performance. Accordingly, it was determined that each of these individuals would receive an additional $10,000 if the Registrants achieved a specified level of Adjusted

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EBITDA performance that was significantly in excess of the $500 million goal that was set as the target for the SMIP. This additional payment is not described in the Compensation Discussion & Analysis in that it was not, given its amount, material.

Long-Term Incentive Program, page 102

20.	Please elaborate upon how the A Units and B Units now share equally in any increase in equity value of the Company.

Response: At the time of the October 12, 2007 acquisition (the “Acquisition”) by a company controlled by investment funds affiliated with Madison Dearborn Partners, LLC and Providence Equity Partners LLC (the “Equity Sponsors”), two types of equity securities were created: A Units and B Units. The Equity Sponsors’ investment is held in the form of A Units. Certain of the NEOs also acquired A Units at the time of the Acquisition by purchasing them with cash, by exchanging shares of our predecessor entity’s stock for A Units of an equivalent value or by deferring certain of their 2007 compensation into deferred A Units.

Each of the NEOs also holds B Units. Each of our NEOs who was with the Registrants when the Acquisition occurred received B Units at that time. Mr. Richards and Ms. Ziegler were granted B Units when they commenced their employment with the Company in 2008 and 2009, respectively. In addition, Mr. Edwardson and Ms. Ziegler received additional grants of B Units in 2010.

A Units and B Units each represent an equity interest in CDW Holdings LLC. Prior to 2010, however, there was one significant difference between the two instruments. Specifically, the B Units had what was called a “participation threshold.” That is, the B Units would only share in equity appreciation above a specific pre-defined value. This placed the B Units in a secondary position to the A Units in that in any event in which the equity was valued and paid out, holders of the B Units would be paid only if an amount at least equal to the participation threshold had first been allocated to the A Units. The A Units and the B Units would share equally in valuation amounts, if any, above the participation threshold.

As a result of the significant deterioration in the economy and general market conditions in 2008 and 2009, the value of the B Units, given the participation threshold, had been severely diminished. In 2009-2010, the Compensation Committee undertook an assessment of the long-term incentive program. Following this assessment, the Board determined, at the Compensation Committee’s recommendation, to modify the B Units then outstanding so that the participation threshold was effectively eliminated. As a result of this change, A Units and the B Units outstanding at the time of the modification

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are in all material respects on an equal footing. That is, increases in the equity value of the company are shared equally by the two types of equity interests. The Board approved this change in order to provide the holders of these B Units with a more meaningful incentive to drive growth and long-term value.

In response to the Staff’s comment, the disclosure regarding the A Units and the B Units on page 105 of the Prospectus has been modified to provide additional disclosure regarding the manner in which the Units share equally in increases in the equity value of the company.

RDU Plan, page 103

21.	Please expand your disclosure to explain why, as you disclose in the last paragraph of page 103, Mr. Edwardson is not a participant in the RDU Plan.

Response: In response to the Staff’s comment, the disclosure regarding the RDU Plan on page 105 of the Prospectus has been expanded to note that Mr. Edwardson did not participate in the RDU Plan because he had been awarded additional B Units. Please note that this expanded disclosure is consistent with the disclosure regarding the B Unit Program that remains included on page 104 of the Prospectus.

2010 Summary Compensation Table, page 104

22.	Please tell us why the amount in the Bonus column differs from the amount disclosed in footnote (2).

Response: In response to the Staff’s comment, the Registrants have revised footnote (2) on page 107 of the Prospectus to note that the difference between the amount included in the Bonus column and the amount disclosed in footnote (2) is attributable to payments to Mr. Richards in 2009 of (i) $22,846 as the unused portion of his relocation allowance and (ii) $50 under the Company’s 25th Anniversary Award program. Please note that these amounts were referenced in the footnote to the Bonus column that was included in the Summary Compensation Table in Amendment No. 1 to the Registrants’ Registration Statement on Form S-4 filed on with the Commission on October 18, 2010.

Security Ownership of Certain Beneficial Owners, page 116

23.	Disclose, by footnote or otherwise, the natural person(s) who ultimately control Providence Equity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

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Response: The Registrants have revised the disclosure in footnote (2) on page 119 of the Prospectus to disclose that Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem, who are members and officers of Providence Equity Partners VI, L.L.C., may be deemed to share beneficial ownership of the shares owned by the Providence Equity entities.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2010, page F-1

24.	Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have updated the financial statements and related financial information in the Amendment in accordance with the requirements of Rule 3-12 of Regulation S-X.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

25.	In light of your disclosures throughout the prospectus which indicate that you provide comprehensive and integrated solutions for your customers’ technology needs, please revise your disclosure to clarify the extent to which your contracts with customers represent multiple element arrangements where the sale of professional services is bundled with hardware or software products. If multiple element arrangements are material, please disclose in a reasonable amount of detail your revenue recognition policies for these types of arrangements.

Response: As noted, the Registrants sell hardware and software products that are bundled with professional services performed by billable professional engineers. The Registrants report revenues from the sales of professional services, together with revenues from hosted managed services, within the CDW Advanced Services operating segment. Generally, sales of professional services are accompanied by the sale of hardware and software products but the professional services deliverable of these bundled contract arrangements represented only approximately 1% of consolidated net sales for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009. For each deliverable that represents a separate unit of accounting, the Registrants allocate revenue based upon the relative selling price of each element as determined by the selling price for the deliverable when it is sold on a stand-alone basis. The Registrants sell professional services and products on a stand-alone basis to support the determination and use of the relative selling price. In response to the Staff’s comment, the Registrants have revised the disclosure on pages 83, 85, F-12 and F-50 of the

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Prospectus and, in future filings, will expand the revenue recognition accounting policy footnote to include the following:

“From time to time, the Company sells some of its products and services as part of bundled contract arrangements containing multiple deliverables, which may include a combination of products and services. For each deliverable that represents a separate unit of accounting, revenue is allocated based upon the relative selling prices of each element as determined by the Company’s selling price for the deliverable when it is sold on a stand-alone basis.”

26.	Please revise your disclosure to explain the extent to which physical sales of hardware and software products are fulfilled by your vendors on a drop-ship basis. Disclose your revenue recognition policies for sales on a drop-ship basis, and address the basis in GAAP for your accounting.

Response: The Registrants leverage drop-ship arrangements with many of their vendors and suppliers to deliver products to customers without having to physically hold the inventory at their warehouses, thereby increasing efficiency and reducing costs. For the six months ended June 30, 2011 and the year ended December 31, 2010, sales on a drop-ship basis to customers for hardware and “boxed” software accounted for approximately 25% of total company sales. The Registrants recognize revenue for drop-ship arrangements upon delivery to the customer. Contract terms for drop-shipments typically dictate that the vendor selects the carrier with terms that are F.O.B. destination. The Registrants perform an analysis of the estimated number of days of sales in-transit to customers at the end of each period based on a weighted-average analysis of commercial delivery terms that includes drop-ship arrangements. This analysis is the basis upon which the Registrants estimate the amount of sales in-transit at the end of the period and adjust revenue and the related costs to reflect only what has been received by the customer.

For physical sales of hardware and software products that are fulfilled by the Registrants’ vendors on a drop-ship basis, revenue is recognized on a gross basis in accordance with ASC 605-45-45. The Registrants determined that CDW is the principal and gross reporting is appropriate for drop-ship arrangements based on the following indicators:

•

The Registrants are the primary obligor in the arrangement as they have responsibility for fulfillment and assume the risks and rewards of a principal in the transaction. The P.O. or contract is between the customer and the Registrants, not the vendor.

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September 26, 2011

•	The Registrants have “back-end” inventory risk as they take title to the product if it is returned by the customer.

•	The Registrants set the price of the product charged to the customer.

•

The Registrants work closely with customers to determine their hardware and software specifications. The Registrants frequently select the supplier or work with the customer to select the supplier most appropriate for the customer’s needs.

•	The Registrants assume credit risk for the amounts invoiced to customers. The Registrants’ obligation to pay the vendor is unaffected by the failure of a customer to pay for the inventory.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 83, F-11 and F-12 of the Prospectus and, in future filings, will include the revenue recognition policy for drop-ship arrangements.

27.	We note your disclosure that at the time of sale, you record an estimate for pricing disputes based on historical experience. Please revise your disclosure to explain the general nature of the referenced pricing disputes. Tell us how such pricing disputes are taken into consideration in concluding that the sales price is fixed or determinable at the time of sale, thus allowing for sales recognition.

Response: At the time of sale, the Registrants record a reserve for estimated customer sales returns and allowances based on historical experience. “Pricing disputes” is the term management uses to refer to a credit memo issued outside of normal customer product returns. Examples of pricing disputes include credits for freight charge issues, such as a late shipment or shipping to the incorrect address, and infrequent billing errors. The Registrants track by reason code all credit memos issued to customers. Product returns typically account for approximately 90% of all credit memos issued. The Registrants have demonstrated a consistent track record to form the basis for determining estimated sales returns and allowances. Credit memos issued for pricing disputes represented approximately 0.2% of net sales for the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009 and 2008, respectively. As the majority of the Registrants’ credit memos are issued for product returns and the amounts related to pricing disputes are not significant, the Registrants have revised the disclosure on pages 83 and F-11 in the Prospectus and will remove the reference to pricing disputes from revenue recognition disclosures in future filings. The revised disclosures will state: “At the time of sale, the Company also records an estimate for sales returns and allowances based on historical experience.”

In reference to the Staff’s comment about sales recognition, the Registrants’ products and services have a fixed price pursuant to the purchase order and invoice generated upon

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shipment and therefore, the sales price to a customer is fixed and determinable at the time of sale. The Registrants do not believe that pricing disputes preclude the fixed and determinable pricing of arrangements due to the insignificance and relative predictability of such adjustments at the time of sale.

Note 4. Goodwill and Other Intangible Assets, page F-14

28.	We note your disclosure that reporting units used to assess potential goodwill impairment are the same as your operating segments. Tell us how you applied the guidance in ASC 280-10-50-1 through 9 in identifying your operating segments. In doing so, please address whether discrete financial information is available and provided to the chief operating decision maker for the various channels within the Corporate and Public operating segments, such as medium/large business and small business within Corporate and government, education and healthcare within Public. Additionally, tell us how you applied the guidance in ASC 350-20-35-34 through 37 in identifying reporting units for purposes of goodwill impairment testing. Please specifically address whether discrete financial information is available and provided to segment management for the various channels within the Corporate and Public operating segments and if it is, please tell us how you concluded that components are properly aggregated into reporting units.

Response: In accordance with ASC 280-10-50, the Registrants have identified their operating segments as Corporate, Public, CDW Advanced Services and Canada. Each of these operating segments has the following characteristics: 1) it engages in business activities from which it earns revenues and incurs expenses; 2) its operating results are regularly reviewed by the CODM to make decisions about resource allocation and to assess operating performance and 3) discrete financial information is available for each.

The Chairman/CEO, who functions as the CODM, regularly reviews both segment Income (Loss) from Operations and Adjusted EBITDA for use in allocating resources to and assessing the performance of the segments. Both of these metrics form the basis for the Registrants’ method of measuring segment profitability in the monthly financial package reviewed by the CODM. The Registrants do not internally report either Income (Loss) from Operations or Adjusted EBITDA for the various customer sales channels within the Corporate and Public operating segments. The Registrants have not applied the aggregation criteria as set forth in ASC 280-10-50-11 as the operating segments are reportable segments, with the exception of CDW Advanced Services and Canada which do not meet the quantitative thresholds, and accordingly, have been combined as “Other.” Similarly, the Registrants do not aggregate components into reporting units under ASC 350-20-35-35, and their operating segments are the same as their reporting units.

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The Chairman/CEO has primary responsibility for the strategic direction of the Registrants and resource allocation (largely human capital, given the nature of a “distributor” versus a “manufacturer”). Examples of resource allocation include building out service capabilities within the CDW Advanced Services segment by hiring more professional engineers, adding more product technology specialists and selling resources within the Corporate versus Public segments, etc. The Chairman/CEO is supported by an Executive Committee comprised of the President/Chief Operating Officer (COO) and various senior vice presidents with functional responsibilities. Specifically, reporting to the CEO are (i) the President/COO, (ii) the CFO, (iii) the General Counsel, (iv) the Chief Information/Operations Officer and (v) the Chief Coworker Services Officer. Reporting to the COO are several senior vice presidents with responsibility for the sales, marketing and product and partner management functions.

There are multiple management levels between the CEO and the vice president of the customer sales channels. In total, there are currently nine Sales Vice Presidents, each responsible for sales for a customer sales channel or a portion thereof who report to a Senior Vice President of Sales within the COO organization. Certain operating functions such as distribution/logistics and product and partner management are highly centralized and represent “shared services” functions that report directly to the CEO or the COO. The costs of the logistics functions and of certain headquarters’ functions are allocated to the operating segments. Both Adjusted EBITDA and Income (Loss) from Operations for the operating segments reflect these allocated costs. Within this centralized structure, the COO functions as the segment manager for the four operating segments.

The CODM receives and reviews a monthly reporting package referred to as the “EC [Executive Committee] financial package” (the “EC financial package”), which is used to support key operational decision-making. The EC profit and loss statements are prepared down to the net income level only on a consolidated basis. Within the EC financial package, the Registrants present operating results down to Income (Loss) from Operations and present Adjusted EBITDA for each of the four operating segments. The EC financial package does not present either measure on a customer sales channel basis. The Registrants neither prepare nor analyze either measure on a customer sales channel basis.

The remainder of the EC financial package is primarily focused on an analysis of consolidated operating results, consolidated working capital and leverage metrics given the Registrants’ highly leveraged nature.

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Within the EC financial package is a summary of gross product margin by customer sales channel. Product margin is defined as sales less product costs (including inbound freight) but excludes volume rebates, vendor funding and other similar elements of total product cost, so it is not based on “fully-loaded” cost. This product margin metric by channel is used to help identify certain trends in pricing relative to unadjusted product costs (i.e., OEM/supplier cost plus inbound freight). It does not represent a measure of channel profitability or performance because it excludes significant components of total product cost.

In addition to the monthly EC financial package, the CODM receives a quarterly business review package (“QBR package”). This QBR package is primarily used by management to review sales and marketing plans in-depth by customer channel. The QBR package includes product sales by category, product sales by vendor, customer order-tier analysis (by dollar size of order), and other similar metrics to identify key customer trends and needs from a marketing perspective. The QBR package also briefly presents a contribution margin measure for each of the customer sales channels at the directly-controllable expense level. Contribution margin represents sales less (i) product costs (excluding volume rebates, vendor funding and other similar items), (ii) sales payroll and (iii) travel and entertainment expense. This QBR metric does not represent discrete financial information that is regularly reviewed by the CODM to assess performance or allocate resources as: 1) it excludes significant components of total products costs, similar to gross product margin discussed above; 2) it is presented quarterly and thus not sufficiently frequent or timely for use in decision-making by the CODM and 3) it is not used in the compensation or bonus computation for any members of management. It represents a data point that is part of the total package of information presented to the CODM, not a core or central metric that is integral to the CODM’s decision-making.

For compensation purposes, the Registrants’ senior management incentive compensation plan (“SMIP”) is based on Adjusted EBITDA. A few participants have an Adjusted EBITDA component at both the consolidated level and at the operating segment level. For the majority of participants, however, SMIP performance is evaluated on a consolidated Adjusted EBITDA basis only. As noted above, Adjusted EBITDA is not computed on a customer sales channel basis.

The following further discussion is in response to the Staff’s request for how the Registrants applied the specific guidance of ASC 280-10-50-1 through 9 in identifying their operating segments (ASC 280-10 paragraph reference noted):

50-1: The operating segments as defined meet criteria one through three in that they: 1) are engaged in business activities which earn revenue and incur expenses; 2) report

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operating results that are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess operating performance; and 3) report discrete financial information.

50-2: Not applicable.

50-3: Not applicable.

50-4: The Registrants do not consider Headquarters to be an operating segment. While some centralized costs are allocated to the operating segments, certain Headquarters functions have not been allocated to the operating segments.

50-5: The CODM is the Chairman/CEO.

50-6: With respect to the Registrants, the three characteristics of operating segments described in ASC 280-10-50-1 clearly identify a single set of operating segments.

50-7: GAAP notes that generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. Given the Registrants’ current reporting and management structure, the role of segment manager for the four operating segments primarily resides with the COO. While there are individual sales managers responsible for specific customer sales channels, the channels do not qualify as operating segments due to the lack of discrete financial information as described above. Furthermore, these sales managers do not report to the CODM.

50-8: As noted above, the role of segment manager for the four operating segments primarily resides with the COO.

50-9: The Registrants do not use a matrix organizational structure.

In accordance with the provisions of ASC 350-20-35, the Registrants have determined that their reporting units are the same as their operating segments, as that is the level at which discrete financial information is available and that segment management (defined as the COO) regularly reviews the operating results.

Prior to the Acquisition, the Registrants had three reportable segments consisting of Corporate, Public and Berbee. Canada was previously included within the Corporate operating segment and not broken out separately. Following the Acquisition, the

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Registrants finalized the purchase price allocation resulting in a significant goodwill balance which was required to be allocated to the respective reporting units. As such, the first step was to determine the appropriate reporting units and to allocate goodwill accordingly. The reporting units were defined at that time based on the criteria as specified in Paragraph 30 of SFAS 142 (now ASC 350-20-35-34), for which discrete financial information is available and segment management regularly reviews its operating results. The reporting units identified consisted of Corporate, Public, Canada and CDW Advanced Services (Berbee services). The Registrants determined that Canada met the criteria for a reporting unit as discrete information is available and segment management regularly reviews its operating results.

In accordance with ASC 350-20-35-34, a component of an operating segment is a reporting unit if 1) the component constitutes a business, 2) discrete information is available and 3) it is regularly reviewed by segment management. As applied to the Registrants, the individual customer sales channels do not constitute a “business” with discrete financial information available as defined by ASC 805-10-55. The activities performed at the customer sales channel level are solely “selling” related and thus do not constitute an integrated set of activities capable of being conducted and managed as a business that produces a return to investors. The sales channels represent marketing channels by which the Registrants typically sell the same products.

The Registrants have concluded that their operating segments are the same as their reporting units, and therefore have not applied the aggregation criteria. The four operating segments meet all three of these criteria, and therefore, are appropriately considered reporting units for goodwill testing purposes.

Note 8. Derivative Instruments and Hedging Activities, page F-21

29.	Please help us understand the differences between the terms of your actual interest rate swap agreements and the hypothetical “perfect” swaps that are giving rise to such a significant amount of hedge ineffectiveness during the most recent fiscal year and subsequent interim period. Tell us your consideration of revising your disclosure to provide further clarification as well.

Response: The Registrants’ significant hedge ineffectiveness related solely to the $1,500.0 million interest rate swap agreement originally entered into on October 24, 2007 (“original actual swap”) and amended on April 28, 2009 (“amended actual swap”). The amendment reduced the fixed rate paid by the Registrants from 4.37% per annum to 4.155% per annum and changed the floating rate reference on payments received from the counterparty to one-month LIBOR from three-month LIBOR. The amendment was effective on July 14, 2009. Upon amendment, the Registrants

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designated the amended actual swap into a new cash flow hedging relationship and established the terms of the hypothetical “perfect” interest rate swap (“hypothetical swap”) for purposes of applying the hypothetical derivative method to measure hedge ineffectiveness. At the time of designation, the Registrants concluded that this hedging relationship qualified for hedge accounting because the amended actual swap would be highly effective in offsetting changes in the hedged cash flows due to changes in the hedged risk. This determination was made based on the following factors: (1) the key features and terms of the amended actual swap and the hedged transactions closely matched at inception, (2) it was probable that the swap counterparty would not default on its obligations under the swap, and (3) the Registrants with support of a third party specialist performed a regression analysis at inception of the hedging relationship comparing the historical monthly changes in the fair value of the amended actual swap to the historical monthly changes in the fair value of the hypothetical swap. The Registrants continued to perform retrospective and prospective assessments of hedge ineffectiveness using regression analysis at each quarterly reporting period to ensure that hedge accounting could continue to be applied.

One of the differences between the terms of the amended actual swap and the hypothetical swap was the difference between the fixed rate of the amended actual swap of 4.155% per annum and the fixed rate of the hypothetical swap of 1.6826% per annum. This difference reflects the significant decline in market interest rates from the initial trade date of the original actual swap in October 2007 to the amendment date in April 2009. The fixed rate of the hypothetical swap represents the market rate at the time of designation to achieve a fair value of zero at inception, as required in the application of the hypothetical derivative method per ASC 815-30-35-25. The fair value of the amended actual swap was a liability of $65.0 million on April 28, 2009, the date the amended actual swap was designated into a new cash flow hedging relationship.

In addition, there were notional mismatches between the actual swap and the hypothetical swap both before and after the April 28, 2009 amendment due to the March 2009 $4.5 million mandatory prepayment under the Term Loan Facility’s excess cash flow provision and the required quarterly principal payments of $5.5 million beginning in September 2009 (the initial quarterly payment in September 2009 was reduced to $1.0 million due to the previous excess cash flow payment). The application of these prepayments reduced the outstanding balance of the hedged debt which was reflected in the terms of the hypothetical swap, while the notional amount of the actual swap remained unchanged. The resulting notional mismatches were an additional source of hedge ineffectiveness.

Under the hypothetical derivative method, the Registrants compared the cumulative change in the fair value of the actual swap to the cumulative change in the fair value of

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the hypothetical swap at each measurement period. In accordance with ASC 815-30-35-29, the Registrants recorded ineffectiveness in earnings of the amount equal to the excess of the cumulative change in the fair value of the actual swap over the cumulative change in the fair value of the hypothetical swap. From the amendment date of the amended actual swap through January 2010, the cumulative change in the fair value of the amended actual swap was less than the cumulative change in the fair value of the hypothetical swap; therefore, the Registrants recorded no hedge ineffectiveness from this source. Beginning in February 2010 through December 17, 2010 (the date hedge accounting was discontinued for the amended actual swap in connection with an amendment to the Term Loan Facility), the cumulative change in the fair value of the amended actual swap was in excess of the cumulative change in the fair value of the hypothetical swap; therefore, the Registrants recognized gains due to hedge ineffectiveness in compliance with ASC 815-30-35-29.

In connection with the amendment of the amended actual swap in April 2009 and simultaneously with the designation of the amended actual swap into a new hedging relationship, the Registrants prospectively discontinued hedge accounting on the original actual swap. In accordance with ASC 815-30-55, as the future cash flows being hedged remained probable of occurring, the Registrants continued to report the net loss related to the original actual swap in accumulated other comprehensive income (loss) and reclassified this amount into earnings over the remaining contractual term of the original actual swap as the hedged forecasted transactions occurred. This resulted in an offsetting amount of losses recorded as hedge ineffectiveness, although the timing of the loss recognition did not match the timing of the gain recognition on the amended actual swap.

In response to the Staff’s comments, the Registrants revised the disclosure on page F-22 of the Prospectus to provide additional clarification as follows (additions underscored):

“The Company utilizes the hypothetical derivative method to measure hedge ineffectiveness each period. This method compares the cumulative change in fair value of the actual swap to the cumulative change in fair value of a hypothetical swap which has a fair value of zero at designation and has terms that identically match the critical terms of the hedged transaction. Thus, the hypothetical swap is presumed to perfectly offset the hedged cash flows. Upon designation of the amended interest rate swap agreement into a new cash flow hedging relationship, the Company established the terms of the hypothetical swap, which included the application of a fixed rate that resulted in a fair value of zero at inception. The fair value of the actual swap was a liability of $65.0 million at inception, as the fixed rate of 4.155% per annum of the actual swap exceeded market rates at the time of designation. In addition, the notional amount of the amended interest rate swap of $1,500.0 million did not identically match the outstanding balance of

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the hedged debt used in the valuation of the hypothetical swap, due to the March 2009 $4.5 million mandatory prepayment under the Term Loan excess cash flow provision and the subsequent required quarterly principal payments beginning in September 2009. These differences in terms between the actual swap and the hypothetical swap were significant sources of ineffectiveness over the remaining term of the amended interest rate swap agreement. Ineffectiveness occurs when the cumulative change in fair value of the actual swap exceeds the cumulative change in fair value of the hypothetical swap. During the Company’s measurement of hedge ineffectiveness on the amended $1,500.0 million swap in 2010, the Company identified that the cumulative change in fair value of the actual swap exceeded the cumulative change in fair value of the hypothetical swap for the first time since designation of the amended interest rate swap agreement into a new cash flow hedging relationship. As a result, the Company recognized non-cash gains due to hedge ineffectiveness for the cumulative change in fair value of the swap from the date of designation through de-designation on December 17, 2010. The amount of non-cash gains recognized into earnings during the year ended December 31, 2010 was $62.2 million.”

Note 18. Segment Information, page F-31

30.	We note your disclosure of net sales by product classification on page F-33. Please tell us whether sales of services include the sale of professional services that are bundled with hardware or software products, or if the sale of such bundled professional services is included within the amounts disclosed for physical sales of hardware and software products. If the latter, please tell us the basis for your presentation.

Response: In the Registrants’ disclosure of net sales by product classification on page F-33, sales of services includes the sale of all professional services, whether they are sold in stand-alone transactions or as part of bundled arrangements.

Consolidated Financial Statements for the Fiscal Quarter Ended March 31, 2011, page F-45

Note 4. Long-Term Debt, page F-50

Senior Secured Term Loan Facility (“Term Loan”), page F-51

31.

With reference to ASC 470-50-40, please tell us how you determined that the March 11, 2011 amendment to the Term Loan should be accounted for as an extinguishment, with a resulting loss on extinguishment of $3.2 million. Alternatively, if the $3.2 million charge relates to the write-off of a portion of the unamortized deferred financing costs

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associated with the $132 million mandatory prepayment of the Term Loan, please revise your disclosure accordingly.

Response: In accordance with ASC 470-50-40, the Registrants evaluated the Term Loan amendment to determine whether the terms of the debt instrument had been substantially modified such that the original debt should be accounted for as an extinguishment. Based on the definition of a loan syndication in ASC 470-50-40, separate debt instruments exist between the debtor and the individual creditors participating in the syndication. Therefore, the evaluation was performed on a lender by lender basis. Under the terms of the new agreement, certain lender principal amounts changed through partial or full assignment for any of the following reasons:

1.	The Registrants could assign a lender’s principal amount, if such lender did not consent to the amendment.

2.	Lenders could elect to increase their outstanding principal amounts through assignment from other lenders.

3.	Lenders could elect to decrease their outstanding principal amounts through assignment to other lenders.

Notwithstanding these changes, the total outstanding principal balance remained unchanged.

The Registrants performed a calculation considering the change in the present value of the cash flows on a lender by lender basis and determined that the change in the present value of the cash flows under the terms of the amended debt instrument was at least 10% different from the present value of the remaining cash flows under the terms of the original instrument for certain lenders. As a result, these particular lender balances were considered substantially modified and accounted for as an extinguishment in accordance with ASC 470-50-40. The percentage of lender balances extinguished was then applied to the balance of deferred financing fees to determine the $3.2 million write-off amount. The Registrants calculated the loss on extinguishment in accordance with ASC 470-50-40 as the difference between the reacquisition price and the net carrying amount of the extinguished debt. The unamortized deferred financing fees are a component of the net carrying amount of the extinguished debt; therefore the write-off of fees was included in the loss calculation. There were no other amounts included in the loss calculation, since all changes in principal balances among lenders were done at par value and there were no fees paid to the lenders.

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September 26, 2011

Exhibit Index

32.	We note that it appears you have not included the exhibits, schedules and/or appendices to several of the material agreements identified in your Exhibit Index. For example, Exhibits 10.1, 10.3 and 10.5 identify numerous schedules and exhibits, but none are included with the filings. Please review all of your material agreements and file any exhibits, schedules and/or appendices to those agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response: Please note that the agreements originally filed as Exhibits 10.1 and 10.2 to the Registration Statement on Form S-4 on July 15, 2011 are no longer in effect and, as such, are no longer agreements that are material to the Registrants and therefore have not been filed as exhibits to the Amendment.

In response to the Staff’s comment, the Registrants have filed complete versions of Exhibits 10.1, 10.2 and 10.6 to the Amendment (which were listed as Exhibits 10.3, 10.4 and 10.8 in the exhibit index to the Registration Statement on Form S-4 filed on July 15, 2011), including all exhibits, schedules and/or appendices to such agreements.

We note the Staff’s comment that none of the schedules and exhibits to Amendment No. 1 to the Term Loan Agreement were included with the original filing. Please note that complete versions of the amendments to the Term Loan Agreement (Exhibits 10.3, 10.4 and 10.5 to the Amendment, which were listed as Exhibits 10.5, 10.6 and 10.7 in the exhibit index to the Registration Statement on Form S-4 filed on July 15, 2011) have previously been filed with all exhibits, schedules and/or appendices. For example, Annex A to Exhibit 10.3 and Annex I to Exhibit 10.4 specifically highlight the amendments made to the body of the Term Loan Agreement and, as such, the original exhibits and schedules to the Term Loan Agreement are not reproduced therein.

Exhibit 5.1

33.	We note the penultimate paragraph of counsel’s opinion and their indication that they do not admit that they are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. Please revise to remove the reference to “the rules and regulations of the Commission” as it is overly-broad. This comment also applies to Exhibit 5.2.

Response: As requested by the Staff, counsel have revised both opinion letters to remove the reference to “the rules and regulations of the Commission.”

Securities and Exchange Commission

September 26, 2011

Exhibit 5.2

34.	We note counsel’s indication in the penultimate paragraph that they assume “no obligation or responsibility to update or supplement these opinions to reflect any facts or circumstances that may hereafter come to [their] attention….” Please have counsel revise the opinion to state that they have no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Response: As requested by the Staff, counsel has revised its opinion letter to state that they have no obligation to update the opinion as of the date of effectiveness of the Registration Statement.

35.	Please have counsel revise its opinion to delete the assumptions and qualifications contained in subparagraphs 5.D through F as they are overly broad and in some cases appear inapplicable to this opinion. Similarly, please have counsel remove the clause “or the files of our firm” from subparagraph 5.B.

Response: As requested by the Staff, counsel has revised its opinion letter to delete the assumptions and qualifications contained in subparagraphs 5.D through F and remove the clause “or the files of our firm” from subparagraph 5.B.

Form 10-K for the Fiscal Year Ended December 31, 2010

36.	Please confirm that you will apply the above comments, as applicable, to all future Form 10-K and Form 10-Q filings.

Response: The Registrants hereby confirm that they will apply the revisions made in response to the Staff’s comments to their future Form 10-K and Form 10-Q filings.

The Registrants hereby acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, the Registrants will furnish a letter at the time they request acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

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September 26, 2011

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc: Christine	A. Leahy

CDW Corporation